UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Apparent Violations of US Economic Sanctions Regulations

Tokyo, December 13, 2012—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) (President: Nobuyuki Hirano), wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) (President: Katsunori Nagayasu), has announced, as per the attached document, that it has agreed to pay approximately $8.6 million to the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury to settle potential civil liability for apparent violations of the OFAC regulations.

In order to continue with our efforts in building a strong operation of business, we are committed to continue improving our compliance and internal control frameworks. MUFG is committed to the highest standards of integrity and regulatory compliance.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Apparent Violations of US Economic Sanctions Regulations

Tokyo, December 13, 2012—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) (President: Nobuyuki Hirano) has agreed to pay approximately $8.6 million to the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury to settle potential civil liability for apparent violations of OFAC’s regulations from 2006 to 2007.

BTMU conducted a self initiated internal investigation in 2007 of transactions involving countries subject to U.S. sanctions and reported the results of the investigation to OFAC. After a series of deliberations and consultations with OFAC, some of the transactions reported by BTMU were determined to be apparent violations of the OFAC regulations. BTMU continues to cooperate closely with all relevant regulators and is sincerely undertaking necessary actions.

During this period, BTMU has fully reviewed its operations management framework, and OFAC has acknowledged that BTMU has undertaken significant remediation efforts. We are committed to continue improving our compliance and internal control frameworks.

BTMU is committed to the highest standards of integrity and regulatory compliance.

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